Filed by Liberty Global, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Corporations: Virgin Media Inc.

Commission File No.: 000-50886

Liberty Global, Inc.

Commission File No.: 000-51360

Additional Information and Where to Find it

Nothing in this communication shall constitute a solicitation to buy or subscribe for or an offer to sell any securities of Liberty Global, Inc., Virgin Media Inc. or the new Liberty Global holding company.  In connection with the proposed acquisition of Virgin Media by Liberty Global, Liberty Global and Virgin Media will file a joint proxy statement/prospectus with the Securities and Exchange Commission (SEC), and the new Liberty Global holding company will file a Registration Statement on Form S-4 with the SEC. STOCKHOLDERS OF EACH COMPANY AND OTHER INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Liberty Global, Virgin Media and the new Liberty Global holding company, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the registration statement and joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Liberty Global, Inc., 12300 Liberty Boulevard, Englewood, Colorado, 80112, USA, Attention: Investor Relations, Telephone: +1 303 220 6600, or to Virgin Media Limited, Communications House, Bartley Wood Business Park, Bartley Way, Hook, RG27 9UP, United Kingdom, Attn: Investor Relations Department, Telephone +44 (0) 1256 753037.

The respective directors and executive officers of Liberty Global and Virgin Media and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Liberty Global’s directors and executive officers is available in its proxy statement filed with the SEC by Liberty Global on April 27, 2012, and information regarding Virgin Media’s directors and executive officers is available in its proxy statement filed with the SEC by Virgin Media on April 30, 2012. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.  These documents can be obtained free of charge from the sources indicated above.

The following is a transcript of an inteview of Mike Fries, President and CEO of Liberty Global, Inc., regarding Liberty Global’s acquisition of Virgin Media.

Interviewee:	Mike Fries
Title:	President & CEO
Company:	Liberty Global

Channel:	Fox Business Network
Date:	February 6, 2013
Time:	3:12 PM EST
Duration:	6 minutes 49 seconds

Interviewer:	Liz Claman

Liz Claman

The world’s largest cable company has just been born and it involves a “virgin”; how about that. The U.K.’s Virgin Media being acquired by Liberty Global, the U.S. cable giant with many properties in Europe, but up until now, nothing in the U.K. Virgin Media stock really jumped in the past few days—it’s down just a bit today, but—on the speculation of the $16 billion cash and stock deal; Liberty Global falling moderately on the news. This deal, of course, faces regulatory approval, potential counter-bids and questions about competition. Liberty Global’s Mike Fries spoke with me about the landmark acquisition and why he feels it’s so exciting.

Mike Fries

Number one, we are creating the largest cable company in the world with 25 million customers, and our business thrives on scale. It always has and it always will. More scale gives us all the opportunities we need to drive efficiencies and margins, and leverage programmers, etc. Secondly, it’s very complimentary to our own growth profile. And third, it enhances free cash flow for our business, which gives us the opportunity to continue buying back stock. We’ve bought back $9 billion worth of shares since we started, and we just announced another $3.5 billion buy- back over two years. So it meets all the main criteria we have: growth, scale, free cash flow and allows us to keep our capital structure levered, and it’s a perfect fit, really. It’s a natural fit.

Liz Claman

On your side it is. But I have to ask, because we’ve seen this happen before. Do you anticipate any problems, Mike, with regulatory approval? And I ask not because of U.S. regulators per se, but European regulators tend to be a squirrely bunch.

Mike Fries

No. The EU, we’re very tight with regulators in the EU, and they actually will be very supportive of this transaction, we believe. They’re all about building Europe-wide scale, Pan-European scale. They like that strategy. And secondly, we don’t operate in the U.K. today. So there’s no overlap. There’s no reduction or diminishing of competition. It’s really just an extension of our business into a new market. So it’s my opinion—it’s our opinion—that they will be very supportive [and] this will be a quick review. There shouldn’t be any regulatory hurdles.

Liz Claman

Well, it’s getting a lot of attention, but are you prepared for a counter-bid from another company out there? I’m not saying that that can even happen. But are you ready? I’m assuming you anticipate that all the time.

Mike Fries

Sure. We never say never. But we don’t think there’s a high likelihood of that in this instance. It’s a very fair price. The structure is right. The consideration and the components of the consideration are very attractive. I’d be surprised if that happened. But obviously, you never know.

Liz Claman

I get that now is a better time than before for Liberty Global to make this deal, even though Virgin Media was cheaper a while back. People can question that all they want. But you got to do what’s right for your company. Looking to the realty of the deal now, though, where specifically do you anticipate finding savings?

Mike Fries

Well first of all, with respect to the timing, you know, we don’t get to predict that all the time. And our stock is up as well over that last two or three-year period. The financing markets are very, very strong, and I think the stars have aligned to make this deal happen. In terms of synergies, we’ve estimated $110 million of annual synergies at the operating expense line and another $70 million of synergies at the cap-ex line; I think those are conservative. And they’re going to come from things like centralized functions around IT and procurement. So traditional areas where two cable operators come together, they can obviously do things cheaper and more efficiently, and I think that estimate of synergies is conservative.

Liz Claman

Well, you talk about financing. Some analysts worry about the leverage, the level of debt being taken on by Liberty Global. I’m assuming you and your chairman Dr. John Malone are not. Why not?

Mike Fries

This is actually a delevering transaction for us. It brings our leverage down inside, closer into our range of four to five times leverage. Virgin Media will be four times levered in a ring-fenced capital structure when the financing is completed on Friday, with the ability to delever over time. So we actually feel very comfortable with our leverage structure today. We think we will be mid-fours very shortly here, and our business has always been able to sustain a good leverage because we have strong predictable cash flows.

Liz Claman

And you’ve got to be comfortable with Virgin Media. I mean, it’s actually on a really good roll. It’s taken a few years, but its customers seem to absolutely love what it offers, including everything from high-speed broadband to the digital service experience. Will you, Liberty Global, continue to embrace how Virgin Media has been running its business?

Mike Fries

I think the answer to that is yes. The management team there has done a fantastic job, as you point out, in the broadband business, in their new connected TV platforms, in B-to-B, in mobile. They have strong competitive advantages in that market and we don’t plan on disrupting that or changing the course materially. We’ll add value where we can, but more importantly, we’ll just keep the engine moving.

Liz Claman

Keep the engine moving. And does that include, say for example, that Virgin Media broke out their numbers? They credited TiVo, with whom they have a partnership, for added subscribers, now standing I believe at 35% of its entire customer base. Do you continue to embrace that version of advanced television, which seems to be very popular?

Mike Fries

We’ve rolled out Horizon in two markets: Holland and Switzerland, and soon in Germany and Ireland. Horizon is our version of TiVo, but a bit on steroids, if you will. So we totally believe in that experience for consumers, giving them access to content on any device, giving them access to web content, apps and personal content on their big screen, and having a beautiful user interface. So Horizon and TiVo are two variations of the very same theme, which is giving customers a much better user experience. We’ve learned something from Netflix and we’re actually executing on that extremely well.

Liz Claman

What about the Virgin superfast broadband base? You’ll keep that as well?

Mike Fries

Sure. Yeah, the brand and the strategy remain the same. In fact, we are going to continue investing—in fact invest a bit more perhaps—in the broadband network. Speeds are going nowhere but up, consumption is going nowhere but up, and Virgin is in a perfect position to take advantage of that with their superior network. So we’re going to keep that competitive advantage going for sure.

Liz Claman

Speaking of competition, the big Virgin Media competitor in the U.K. is BSkyB, which News Corporation, the parent of Fox Business, has a stake in. As you know, much is made about this so-called rivalry between John Malone and Rupert Murdoch, the two chairmen. Will we see vicious competition, or is there room in the world for both of these companies?

Mike Fries

Well obviously, there’s room in the world for both companies, and I would describe it more as a friendship than a rivalry. Listen, it’s a big dynamic media market, and there’s plenty of room for companies like ours and for Sky to succeed. The relationship between Sky and Virgin in the last several years has been very, very strong, very relaxed, not dramatic. And we don’t intend to change that. We’re not going to pursue content rights in competition with them. It’s a good strong partnership, just like we have in Germany with Sky. So I actually see a healthy relationship going forward with those two companies.

Liz Claman

And so what do we have? We’ve got these two companies today moving slightly lower, but what happens in the end? The largest pay TV company in the world, in 14 different countries, it’s a big deal here today.

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